Exhibit 99.1

Westport Reports Fourth Quarter Fiscal 2011 & Year End Financial Results

~Fourth Quarter Revenue Up 10.4%; Annual Revenue up 21.7%; Company Plans to Change Fiscal Year End to December 31st~

VANCOUVER, June 8, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT)(NASDAQ: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the fourth quarter and fiscal year ended March 31, 2011 (FY2011) and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

"Fiscal 2011 was an exciting year for us as we invested in new markets, new partners, and expanded product offerings and OEM relationships," said David Demers, CEO of Westport Innovations. "Shift to natural gas as a mainstream transportation fuel has begun and, as a result, we should expect more partnerships and further sales growth. Driving this phenomenon, of course, is the end customer who is seeking an economic advantage in the face of rising fuel bills."

"We are changing our fiscal year end to December 31st to align our financial disclosure with our various joint ventures and business units, which will help improve our reporting efficiency."

Fourth Quarter Fiscal 2011 Financial and Business Highlights

•	Reported consolidated quarterly revenues at $38.1 million compared to $34.5 million for the fourth quarter of fiscal 2010, a 10.4% increase.
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Reported a net loss attributed to the Company of $14.4 million ($0.31 loss per share) for the fourth quarter ended March 31, 2011 compared to a net loss of $11.7 million ($0.32 loss per share) for fourth quarter ended March 31, 2010.

•	Secured funding commitment of C$2.3 million from Sustainable Development Technology Canada to develop Westport HD technology for high-horsepower applications.
•	Announced UPS's commitment to add heavy-duty liquefied natural gas (LNG) trucks powered by Westport HD Systems.
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Cummins Westport Inc. (CWI) was awarded $3.6 million from the U.S. Department of Energy's National Renewable Energy Laboratory to develop an 11.9 litre natural gas engine and integrate it into refuse trucks and Class 8 delivery trucks.

Full Year Fiscal 2011 Financial and Business Highlights

•	Delivered 3,656 units in fiscal 2011 as compared to 3,921 units in fiscal 2010.
•	Reported consolidated annual revenues of $148.1 million compared to $121.7 million for fiscal 2010, an increase of 21.7%. Westport's revenue grew 29% compounded annually from FY 2008 to FY 2011.
•	Reported net loss attributed to the Company of $42.3 million ($1.00 per share) in fiscal 2011 compared to $34.7 million ($1.02 per share) in fiscal 2010.
•	Announced Robert Transport order for 180 Peterbilt LNG trucks and Vedder Transport order for 50 Peterbilt LNG trucks powered by Westport HD Systems.
•	Signed a new agreement with Volvo Powertrain, a subsidiary of Volvo AB, defining Westport's responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo.
•	Acquired OMVL of Italy to expand Westport's global product portfolio by adding high-volume automotive components and systems.
•	Completed the formation of the Weichai Westport joint venture and began to recognize income effective July 3, 2010.
•	Reached high volume scale production capability in a deal with Delphi Automotive Systems LLC to supply Westport's proprietary heavy-duty fuel injectors.

Financial Outlook

•	For the calendar year ended December 31, 2011, Westport expects to continue revenue growth of approximately 30% year over year.
•	For the calendar year ended December 31, 2010, Westport reported consolidated revenue of $144.4 million.
•	For the calendar year ended December 31, 2009, Westport reported consolidated revenue of $108.2 million.

Fourth Quarter Fiscal Year 2011 Financial Results
Westport's consolidated revenues for the three months ended March 31, 2011 was $38.1 million, an increase of $3.6 million, or 10.4%, from $34.5 million in the same period in fiscal year 2010. CWI revenue for the fourth quarter was $25.1 million on 773 units as compared to $30.9 million on 998 units for the period ending March 31, 2010. Juniper contributed $7.4 million in revenue for the quarter ended March 31, 2011. Westport HD product revenue for the three months ended March 31, 2011 was $0.6 million with 2 HD Systems shipped plus the sale of 2 marketing trucks, compared to $2.8 million in the comparative quarter.

For the three months ended March 31, 2011, Westport recorded service revenue of $4.1 million as a result of completing milestones under Volvo development agreements. Costs associated with Volvo development agreements were recorded as research and development expenses in the consolidated statement of operations.

Net loss attributed to the Company for the three months ended March 31, 2011 was $14.4 million, or $0.31 per share, compared to net loss of $11.7 million, or $0.32 per share, in the three months ended March 31, 2010. The $2.7 million increase in net loss relates primarily to a decrease in our 50% share of CWI net income of $0.6 million due to lower revenue and increased research and development expenses incurred relating primarily to product development; an increase in Westport HD operating costs of $2.1 million; Juniper operating losses of $2.3 million driven by efforts to expand product offerings to light-duty automotive OEMs; and unfavorable foreign exchange loss of $1.5 million and a reduction in interest income of $0.3 million. The consolidated loss was offset by Volvo service revenue of $4.1 million recorded in Westport HD.

Fiscal Year 2011 Financial Results
For the year ended March 31, 2011, consolidated revenues increased $26.4 million, or 21.7%, to $148.1 million from $121.7 million for the year ended March 31, 2010. Westport reported 3,656 units shipped in fiscal year 2011 compared to 3,921 units shipped in fiscal year 2010. The increase in revenues relates to Juniper revenue of $23.7 million, Volvo service revenue of $8.1 million, and an increase in CWI parts revenue of $2.7 million. These increases were partially offset by a $3.2 million decrease in CWI product revenue, and a $4.9 million decrease in Westport HD revenue. CWI product revenue decreased to $84.6 million as a result of lower engine shipments from 3,807 units in fiscal 2010 to 3,629 units in fiscal 2011 and the Delhi transit bus project reached completion. For the year ended March 31, 2011, Westport recorded HD product revenue of $2.2 million and HD parts revenue of $2.7 million, compared to $7.0 million and $2.9 million, respectively, for the year ended March 31, 2010.

Gross margin for the year ended March 31, 2011 was $57.1 million, or 38.6% of total revenue, compared to $38.7 million, or 31.8% of total revenue, in the prior year period. CWI gross margin and gross margin percentage for the year ended March 31, 2011 increased to $44.3 million and 39.8%, respectively, from $38.8 million and 34.7%, respectively, in the prior year period, due primarily to improved product reliability and reduction in selling and warehousing expenses. Westport HD gross margin (not including service revenue) and gross margin percentage for fiscal 2011 was negative $0.7 million and 13.7%, respectively, compared to negative $0.1 million and 0.9%, respectively, in the prior year. Juniper recorded a gross margin and gross margin percentage of $5.3 million and 23.0%, respectively.

Operating expenses (research and development, general and administrative, and sales and marketing) for the year ended March 31, 2011, were $72.5 million compared to $54.8 million in the prior year period. This increase primarily relates to:

•	The addition of Juniper's operating expenses of $7.5 million, including $3.7 million in research and development activity to expand product offerings to light-duty automotive OEMs;
•	An increase in Westport HD operating expenses by $7.9 million, including $2.5 million increase in research and development and $3.6 million increase in sales and marketing activities; and
•	An increase in CWI's research and development activity by $2.3 million to develop the new ISX 11.9G engine.

Westport also recorded an increase in corporate expenses of $5.4 million, primarily due to an unrealized net foreign exchange loss of $3.9 million due to the significant increase in Canadian dollar relative to the U.S. dollar.

Westport's 35% interest in WWI and its previous 49% interest in Juniper (prior to July 2, 2010) are accounted for on an equity method basis. For the year ended March 31, 2011 Westport recorded income from WWI of $1.0 million, which was partially offset by losses of $0.2 million from its interest in Juniper in the first quarter fiscal 2011, resulting in a net equity income of $0.8 million. This is compared to a net equity loss of $1.0 million for the prior year ended March 31, 2010.

Westport's consolidated net loss attributed to the Company for the year ended March 31, 2011 was $42.3 million, or $1.00 per share, compared to $34.7 million, or $1.02 per share, for the year ended March 31, 2010. The $7.6 million increase in net loss relates to Juniper's increased research and development activity, resulting in a net loss of $5.2 million; and lower shipment of Westport HD units and higher HD sales and marketing activities, resulting in a net loss of $4.1 million. Helping offset the losses was a $1.7 million increase in CWI net income to $16.0 million as a result of improved CWI gross margin. During fiscal year 2011, Westport's share of CWI's net income increased to $8.0 million.

As at March 31, 2011, Westport's cash, cash equivalents and short-term investment position was $180.3 million compared to $104.2 million at March 31, 2010. For the year ended March 31, 2011, cash used in operations was $24.0 million with $24.5 million used for operating purposes. Changes in non-cash working capital resulted in a surplus of $0.5 million. Cash used in investing activities included cash paid to acquire Juniper and OMVL of $13.0 million (net of cash acquired), investment in WWI of $4.3 million, and the purchase of fixed assets of $3.6 million. Cash provided by financing activities included $115.7 million, net of share issuance costs, raised in public share offering and $12.7 million in shares issued for warrant and stock option exercises, offset by repayment of demand instalment loan of $3.2 million. CWI also paid $6.0 million in dividends to each parent company with Cummins share reflected as a reduction of the joint venture partner's share of net assets of join venture. Foreign exchange on Canadian dollar and Euro denominated cash balances impacted cash, cash equivalents, and short term investments by approximately $4.5 million.

Juniper Engines Inc. Business Unit Highlights
Juniper is Westport's light-duty, global business unit targeting the high volume light-duty vehicle and engine segments for industrial markets and the automotive market.

Overall, Juniper is seeing strong sales growth for its automotive business in Europe, South America and Southeast Asia.  There is strong demand for Juniper's new compact LPG reducer, launched in Q4 F2011.  The preproduction trial of the new compact CNG reducer is underway with positive results, and commercial launch is planned for this summer.   We continue to support our new sales to FIAT in Venezuela, and have completed Euro 3 and Euro 4 product certifications in India.  From a strategic standpoint, however, Juniper continues to focus on the North American market.

Juniper's oil field service trial in Alberta and Saskatchewan completed at the end of April 2011.  The stationary engines operated in hydraulic power skids, pumping heavy oil continuously for one year.  Each unit successfully logged over 8,000 hours of operation without major incident, demonstrating excellent performance, durability and fuel efficiency.  Juniper plans to launch the product in the second half of 2011.  Juniper continues to supply 2.4L LPG engines to Clark Material Handling, and over 1,300 engines have been shipped to date. Clark Material Handling has received positive feedback from its customers with Juniper product, which increased Juniper's market share in the forklift market. Currently, Juniper also has a Chinese forklift OEM testing the engine and expects to begin production by the end of 2011.

Juniper is pursuing significant opportunities in the automotive segment through discussions with a number of global OEMs. Juniper has increased its research and development activity to widen product offerings for light-duty automotive applications, with North American fleet vehicles being a significant target market. Juniper is leveraging its capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the Americas. Continued strategic investments in new markets and OEM-class products and capabilities will allow Juniper to compete for leadership in the light-duty alternative fuels market.

Cummins Westport Inc. (CWI) Business Unit Highlights
CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, low-emissions alternative fuel engines for applications such as trucks and buses. CWI revenues remained stable at $111.3 million for the year ended March 31, 2011, compared to $111.8 million in the prior year. CWI's net contribution to the Company was $8.0 million, after taxes, compared to $7.2 million in the prior year, an increase of $0.8 million or 12%. CWI also recorded kit revenue from kit shipments to Cummins India Ltd of $2.6 million for the fiscal year ended March 31, 2011.

During the fourth quarter of fiscal 2011, CWI benefited from major natural gas projects in a variety of locations worldwide.  In North America, CWI began shipping engines to be used by Ryder Systems Inc. in their San Bernardino, California natural gas project. This order is part of Ryder's project with the San Bernardino Associated Governments to launch a first-of-its-kind natural gas truck rental and leasing operation. When complete in fiscal 2012, the Ryder project will feature 170 CWI powered trucks. In Asia, CWI shipped over 100 engines to be installed in transit buses operating in Almaty, a city of 1.4 million people on the Southern border of Kazakhstan, marking CWI's first entry to the Kazakhstan market. During the quarter, CWI also provided natural gas bus engines for major transit fleets in Latin America, and Europe.

Weichai Westport Inc. (WWI) Business Unit Highlights
The growth in the WWI joint venture continues to accelerate as market demand for its natural gas engines continues to increase. WWI reported revenues of $53.1 million for the nine months ended March 31, 2011, as the first three quarters where WWI's financials were reported by Westport. In fourth quarter fiscal 2011, WWI shipped 1,771 engines and reported revenue of $24.4 million, an increase of more than 220% over the 551 units shipped in the same period last year. Westport's 35% share of the net income from WWI for the fourth quarter ended March 31, 2011 was $0.4 million and $1.0 million for the year ended March 31, 2011.

WWI continues to expand its market for natural engines across China and increase its market share. Progress is being made on the HD engine development program incorporating Westport's high pressure direct injection (HPDI) technology and is on schedule to provide China with an advanced natural gas engine. Seeking better performance on alternative fuels, one of WWI's truck OEM partners has established itself as the leader in providing LNG trucks in China and is working with WWI to introduce future HPDI-based products.

Westport Heavy-Duty (Westport HD) Business Unit Highlights
The Westport HD business outlook has improved significantly. The heavy-duty transportation industry is demonstrating an increasing interest in natural gas engines as reflected in announced orders to date of 483 LNG trucks featuring Westport HD technology. Companies such as Robert Transport, Vedder Transport, Ryder and UPS are investing in a clean, fuel-efficient technology to help reduce their operating costs and carbon footprint. Westport also received the first LNG truck order by a natural gas industry service provider, Heckmann Corporation. Encana Corporation, a leading North American natural gas producer, will make fueling services available where Heckmann operates its fleet of water transportation vehicles. This collaboration signified the first major exploration and production company's supply chain transition to natural gas.

In July 2010, the Westport HD 15L engine was certified by U.S. Environmental Protection Agency (EPA) to meet 2010 emissions standard. With the EPA certification, Westport HD 15L engine meets the most stringent North American emissions standards while maintaining high reliability and performance. Westport HD 15L engine was also certified by the Australia's Department of Infrastructure, Transport, Regional Development and Local Government to meet the Australian Design Rules 80/03 emissions standard that took effect in January 2011.

High Horsepower (Part of HD)
In February, Westport was awarded funding of C$2.3 million from Sustainable Development Technology Canada for development and demonstration of an LNG locomotive with a consortium including Canadian National Railways Company and Gaz Métro Transportation Solutions. And in May, Westport entered into an agreement with Caterpillar, Inc. to evaluate direct injection, natural gas fuel system technologies for possible use on Caterpillar's high-horsepower engines. Caterpillar high-horsepower engines are used in a variety of electric power, industrial, machine, marine and petroleum applications worldwide.

Live Conference Call & Webcast
The public is invited to listen to the conference call in real time by telephone or webcast on June 8, 2011 at 8:00 am Pacific Time. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investors.

Replay Conference Call & Webcast
To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until June 22, 2011. Shortly after the conference call, the webcast will be archived on the Company's website and replay will be available in streaming audio.

Financial Statements & Management's Discussion and Analysis
To view Westport's full FY2011 financials, please point your browser to the following link: http://www.westport.com/investors/financial

2011 Annual Meeting of Shareholders
The Westport 2011 Annual Meeting of Shareholders will be held on Thursday, July 14, 2011 at 2:00 PM (Pacific Time) at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia.

About Westport Innovations Inc.
Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on light duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 07:00e 08-JUN-11